AEP Texas Inc.
1 Riverside Plaza
Columbus, Ohio 43215

August 27, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Katherine Hsu—Structured Finance Lulu Cheng—Structured Finance

Re:	AEP Texas Inc. AEP Texas Restoration Funding LLC Registration Statement on Form SF-1 Filed June 28, 2019 File Nos. 333-232430 and 333-232430-01 SEC Comment Letter dated August 26, 2019.

Dear Ms. Hsu and Ms. Cheng:

On behalf of AEP Texas Inc. (“AEP”) and AEP Texas Restoration Funding LLC (together with AEP, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 2 (including certain exhibits) (“Amendment No. 2”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 2 reflects the Registrants’ responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated August 26, 2019 (the “Comment Letter”) and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment.  All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 2.

General

1.
We note your response to our prior comment 3. Please revise to remove language that disclaims the completeness of your prospectus disclosure under the sections entitled “AEP Texas’ Financing Order – AEP Texas’ Financing Order” and “Where You Can Find More Information”.

Response to Comment 1:

In response to the Staff’s comment, the Registrants have revised the disclosure to remove the language that disclaims completeness.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2

6.	We note your response to our prior comment 6. Please file Exhibits 5.1, 8.1 and 99.2 with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response to Comment 2:

The Registrants are filing the specified exhibits.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (614) 716-1648 or Jeannette Arazi of Sidley Austin LLP at (312) 853-7284.

Very truly yours,

AEP Texas Inc.

By:	/s/ Thomas G. Berkemeyer
Name:	Thomas G. Berkemeyer
Title:	Assistant Secretary

cc:	Jeannette K. Arazi, Sidley Austin LLP